

Mail Stop 4546

September 19, 2016

Dr. Mark W. Schwartz
President & Chief Executive Officer
Galena Biopharma, Inc.
2000 Crow Canyon Place, Suite 380
San Ramon, California 94583

>   **Re: Galena Biopharma, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed September 9, 2016**
>   **File No. 001-33958**

Dear Dr. Schwartz:

We have limited our review of your preliminary proxy statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal No. 2, page 17

1.   We refer to your discussion that you amended the Debenture to allow you to repay the Debenture with your common stock and allow the holder of the Debenture to convert some or all of the Debenture into stock. Please revise your disclosure to discuss the effect upon the rights of existing security holders if you issue common stock in connection with your repayment of the Debenture or the holder's conversion rights under the Debenture. This disclosure should in particular describe the dilutive impact of such issuances on existing security holders. For reference, see Item 11(d) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance